UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

  (AMENDMENT NO. 3)

IntercontinentalExchange, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45865V100

(CUSIP Number)

Herbert Thornhill Morgan Stanley 2000 Westchester Avenue, One South C Purchase, NY 10577 (914) 225-5542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2006

(Date of Event Which Requires Filing of This Statement)

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,424,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,424,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,482 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29% (See Item 5).
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,390,802
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,390,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,802 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley & Co. International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,570
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,570 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON BD, CO

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley DW Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, CO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 110
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON CO

This Amendment No.3 (this “Amendment”), filed by Morgan Stanley (“MS”), Morgan Stanley Capital Group. Inc. (“MSCG”), Morgan Stanley & Co. International Limited (“MSIL”) and Morgan Stanley DW Inc. (“MSDW” and together with MS, MSCG, and MSIL, the “Reporting Persons”) amends and supplements the Schedule 13D Amendments No. 1 dated April 4, 2006 (“Amendment No. 1”) and No. 2 dated July 21, 2006 (“Amendment No.2”), as well as the Schedule 13D dated March 30, 2006 (the “Initial Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of IntercontinentalExchange, Inc. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D, Amendment No.1 and Amendment No.2.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

MSCG made the following sales of shares of Common Stock pursuant to Rule 144(k) under the Securities Act of 1933, as amended (“Rule 144(k)”), after the expiration of the lock-up described in Amendment No. 2:

DATE	NUMBER OF SHARES	AVERAGE PRICE
October 16	661,100	78.8345
October 17	938,900	80.9036
October 18	45,600	82.0374
October 19	54,400	81.5036
October 20	31,400	82.0019

As of the date of this Amendment, neither the Reporting Persons, nor, to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules A-D to this Amendment, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D.

The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Subject to such evaluation, the Reporting Persons may sell additional shares of Common Stock pursuant to Rule 144(k). The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons (and their affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may distribute in kind to its affiliates shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time. To the knowledge of the Reporting Persons, each of the persons listed on Schedules A-D to this Amendment may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Based on the information provided in the Company’s report on Form 10-Q with respect to the period ended June 30, 2006, there were 56,548,494 shares of Common Stock outstanding as of the close of business on July 26, 2006.

As of October 20, 2006, after giving effect to the sales described in Item 4 above on October 16-20, 2006 MS is deemed to beneficially own 2,424,482 shares of Common Stock, representing 4.29% of the outstanding Common Stock, of which 2,390,802 shares, representing 4.23% of the shares outstanding, are held by MSCG directly, 32,570 shares, representing less than 0.1% of the shares outstanding, are held by MSIL directly and 110 shares, representing less than 0.1% of the shares outstanding, are held by MSDW directly.

(b) MS has shared power to vote or direct the voting, as well as shared power to direct the disposition of the 2,424,482 shares held directly by MSCG, MSIL and MSDW. Each of MSCG, MSIL and MSDW shares voting and investment power with MS over the respective shares directly held by each of them.

(c) Schedule E sets forth the transactions by holders other than MSCG in the shares of Common Stock that have been effected during the period from August 21, 2006 through October 20, 2006. The trades by MSCG are described in Item 4 above. Except as described above, all of the transactions set forth on Schedule E were effected in the ordinary course of business by broker-dealers affiliated with the Reporting Persons in ordinary course trading transactions. Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules A-D hereto during the period from August 20, 2006 through October 20, 2006.

(d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by the other Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of the Company on October 17, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006

MORGAN STANLEY

/s/ Jill Ostergaard
Name:	Jill Ostergaard
Title:	Authorized signatory

MORGAN STANLEY CAPITAL GROUP INC.
/s/ Nancy A. King
Name:	Nancy A. King
Title:	Vice President

MORGAN STANLEY & CO. INTERNATIONAL LIMITED
/s/ Colin Bryce
Name:	Colin Bryce
Title:	Authorized signatory

MORGAN STANLEY DW INC.

/s/ Kirk Wickman
Name:	Kirk Wickman
Title:	Authorized signatory

 Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board and Chief Executive Officer

*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles	President of the University of North Carolina

*Howard J. Davies[1]	Director, The London School of Economics and Political Science

*C. Robert Kidder	Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen	Director

*Charles H. Noski	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*Charles E. Phillips, Jr.	President and Director of Oracle Corporation

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG

Walid Chammah	Head of Investment Banking

Jonathan Chenevix-Trench[3]	Chairman, Morgan Stanley International

Zoe Cruz	Co-President

Thomas V. Daula	Chief Risk Officer

James P. Gorman	President and COO, Global Wealth Management Group

David W. Heleniak	Vice Chairman

Roger C. Hochschild	President and COO, Discover Financial Services

Jerker M. Johansson[4]	Co-Head of Institutional Sales and Trading

Gary G. Lynch	Chief Legal Officer

Alasdair G. Morrison[5]	Chairman and CEO, Morgan Stanley Asia

Eileen K. Murray	Head of Global Operations and Technology

David W. Nelms	Chairman and CEO, Discover Financial Services

Thomas R. Nides	Chief Administrative Officer and Secretary

Linda Riefler	Chief Talent Officer

Robert W. Scully	Co-President

Neal A. Shear	Co-Head of Institutional Sales and Trading

David H. Sidwell	Executive Vice President and Chief Financial Officer

Cordell G. Spencer[6]	Deputy Head of Investment Banking

Owen D. Thomas	President and COO, Investment Management

1 Howard Davies is an English citizen

2 Klaus Zumwinkel is a German citizen

3 Jonathan Chenevix-Trench is an English citizen

4 Jerker Johansson is a Swedish citizen

5 Alasdair Morrison is an English citizen

6 Cordell Spencer is a Canadian citizen

* Director

Schedule B

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY CAPITAL GROUP INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group Inc. ("MSCG") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCG at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCG and each individual is a United States citizen.

Name	Title

*John A. Shapiro	Chairman and President

G. William Brown	Vice President

Colin Bryce[1]	Vice President

Kenneth Carlino	Vice President

Benjamin Cross	Vice President

Michael H. Drury	Vice President

Simon T.W. Greenshields[2]	Vice President

Deborah L. Hart	Vice President

Nancy A. King	Vice President

Robert P. Kinney	Vice President

Christopher Marmo	Vice President

Stephen P. Mettler	Vice President

*Philip V. Newcomb	Vice President

*Mary Lou Peters	Vice President

Ian Henry Franklin Potter[3]	Vice President

Olav N. Refvik[4]	Vice President

Brian J. Armstrong	Treasurer

William F. McCoy	Secretary

1 Colin Bryce is an English citizen

2 Simon T.W. Greenshields is an English citizen

3 Ian Henry Franklin Potter is a Canadian citizen. The business address of Mr. Potter is 23

Church Street, #16-01, Capital Square, Singapore, 049481.

4 Olav N. Refvik is a Norwegian citizen

* Director

Schedule C

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. International Limited (“MSIL”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of 20 Cabot Square, Canary Wharf, London E14 4QW, England. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIL and each individual is a United States citizen.

Name	Title

*Jonathan Chenevix-Trench[1]	Chairman and Managing Director and CEO of Europe

*R. Derek Bandeen[2]	Managing Director and European Head of International Equities Division

*Colin Bryce[3]	Managing Director and Joint Head of Fixed Income Division

*Keith Clark[4]	Managing Director and International General Counsel

*Amelia C. Fawcett	Managing Director and Chief Operating Officer

*Roberto Hoornweg[5]	Managing Director and Joint Head of Fixed Income Division

*M. Jerker Johansson[6]	Managing Director and Global Co-Head of Institutional S&T Global Head of Equity

*Dagmar Kollmann[7]	Managing Director and Country Head of Germany

*David Nicol[8]	Managing Director and Chief Administrative Officer, Europe

*Franck Petitgas[9]	Head of Investment Banking Division

*Domenico Siniscalco[10]	Managing Director- Vice Chairman of Morgan Stanley International Limited
*Chris Van Aeken[11]	Managing Director and Chief Operating Officer in International Private Wealth Management

Richard Rosenthal	Company Secretary and Managing Director and European General Counsel

1 Jonathan Chenevix-Trench is a British Citizen

2 R. Derek Bandeen is a Canadian Citizen

3 Colin Bryce is a British Citizen

4 Keith Clark is a British Citizen

5 Roberto Hoornweg is a Dutch Citizen

6 M. Jerker Johansson is a Swedish Citizen

7 Dagmar Kollmann is a German Citizen. The business address for Mr. Kollman is Junghofstrasse 13-15 60311 Frankfurt Germany, 60311

8 David Nicol is a British Citizen

9 Franck Petitgas is a French Citizen

10 Domenico Siniscalco is an Italian Citizen

11 Chris Van Aeken is a Belgian Citizen

* Director

Schedule D

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY DW INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

Name	Title

*James P. Gorman	President, Chief Executive Officer, Chief Operating Officer, Managing Director

*Shelley S. Hanan	Managing Director

*Raymond A. Harris	Managing Director

*Kirk Wickman	Managing Director, General Counsel and Secretary

Jeffrey L. Adams	Managing Director

Ian Bernstein	Managing Director

Michael A. Burke, Sr.	Managing Director

Ronald T. Carman	Managing Director and Assistant Secretary

Noland Cheng	Managing Director

Michael R. Durbin	Managing Director

Jeffrey A. Gelfand	Managing Director, Controller and Chief Financial Officer

Scott R. Graflund	Managing Director

Thomas K. Harms	Managing Director

Donald A. Herrema	Managing Director

Henry E. Kaplan	Managing Director

Douglas J. Ketterer	Managing Director

Steven G. Magee	Managing Director

William A. McMahon	Managing Director

James Mahon	Managing Director

Jerry W. Miller	Managing Director

Kevin Morano	Managing Director

Michelle B. Oroschakoff	Chief Compliance Officer

Daniel Petrozzo	Managing Director

Andrew M. Saperstein	Managing Director

Richard A. Skae	Managing Director

Sririam Subramaniam	Managing Director

George D. Sullivan	Managing Director

Todd R. Taylor	Managing Director

Chris Van Aeken[1]	Managing Director

David K. Wong	Treasurer

1 Chris Van Aeken is a Belgian citizen

* Director

                Schedule E

Buy / Sell	Quantity	Price	Trade Date
S	25.00	62.42	08/22/2006
S	400.00	60.75	08/24/2006
S	500.00	60.76	08/24/2006
S	1,400.00	60.7542857	08/24/2006
S	1,000.00	60.79	08/24/2006
S	2,000.00	60.80	08/24/2006
B	300.00	61.04	08/24/2006
S	64.00	60.79	08/24/2006
S	300.00	60.79	08/24/2006
S	700.00	60.79	08/25/2006
S	24.00	63.59	08/30/2006
B	400.00	65.22	09/06/2006
B	3,800.00	65.22	09/06/2006
B	400.00	65.22	09/06/2006
B	2,400.00	65.22	09/06/2006
B	4,500.00	65.22	09/06/2006
B	2,300.00	65.22	09/06/2006
S	5,800.00	65.5279482	09/06/2006
B	5,800.00	65.5279482	09/06/2006
S	500.00	65.3622	09/06/2006
S	5,300.00	65.5435849	09/06/2006
B	500.00	65.3622	09/06/2006
S	8,000.00	64.2724625	09/07/2006
B	8,000.00	64.2724625	09/07/2006
S	800.00	64.343375	09/07/2006
S	100.00	64.55	09/07/2006
S	400.00	64.145	09/07/2006
S	200.00	65.00	09/07/2006
S	6,500.00	64.244923	09/07/2006
B	800.00	64.343375	09/07/2006
B	750.00	65.1493067	09/14/2006
B	160.00	70.89	09/28/2006
S	60.00	70.89	09/28/2006
S	100.00	70.89	09/28/2006
S	56.00	72.16	09/28/2006
B	25.00	75.07	09/29/2006
S	100.00	75.3288	10/02/2006
B	100.00	75.3288	10/02/2006
B	100.00	75.3288	10/02/2006
B	1,200.00	74.419	10/02/2006
B	110.00	74.99	10/02/2006
S	100.00	75.3288	10/02/2006
S	1.00	74.73	10/02/2006
B	1.00	74.73	10/02/2006
S	13.00	75.94	10/02/2006
B	800.00	75.30	10/02/2006
B	200.00	72.40	10/02/2006
B	100.00	76.16	10/03/2006

B	100.00	77.82	10/03/2006
B	83.00	76.59	10/03/2006
B	100.00	78.40	10/03/2006
B	100.00	77.10	10/03/2006
B	100.00	78.40	10/03/2006
B	100.00	76.90	10/03/2006
B	100.00	76.65	10/03/2006
B	100.00	76.81	10/03/2006
B	100.00	76.78	10/03/2006
B	100.00	76.91	10/03/2006
B	100.00	76.81	10/03/2006
B	100.00	76.06	10/03/2006
B	200.00	76.59	10/03/2006
B	100.00	76.88	10/03/2006
S	200.00	77.2976	10/04/2006
B	100.00	83.42	10/05/2006
B	400.00	83.44	10/05/2006
B	99.00	83.44	10/05/2006
B	200.00	83.44	10/05/2006
B	200.00	83.43	10/05/2006
B	200.00	83.43	10/05/2006
B	200.00	83.35	10/05/2006
S	600.00	85.1883333	10/06/2006
S	600.00	85.14	10/06/2006
S	900.00	85.2888888	10/06/2006
S	8,300.00	85.0267469	10/06/2006
S	3,100.00	85.2903225	10/06/2006
B	1,800.00	84.3377888	10/10/2006
S	1,800.00	84.3377888	10/10/2006
S	2,000.00	85.514	10/10/2006
S	253.00	83.73	10/10/2006
S	42,200.00	85.049289	10/10/2006
S	100.00	86.28	10/10/2006
S	850.00	83.80	10/13/2006
S	2.00	80.295	10/17/2006